Baijiayun Group Ltd

24F, A1 South Building, No. 32 Fengzhan Road

Yuhuatai District, Nanjing

People’s Republic of China

VIA EDGAR

May 22, 2024

Securities and Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	Baijiayun Group Ltd (the “Company”)

Responses to the Staff’s Comments on

Form 20-F for the Fiscal Year Ended June 30, 2023

Filed January 16, 2024

File No. 001-33176

Ladies and Gentlemen,

This letter sets forth the Company’s responses to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission dated May 16, 2024 relating to the above referenced filing in connection with the Form 20-F for the fiscal year ended June 30, 2023 filed on January 16, 2024 (the “2023 Form 20-F”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Form 20-F for the fiscal year ended June 30, 2023

Risk Factors, page 5

1. We note that you have omitted the risk factor titled, “The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer securities overseas, and cause the value of the ordinary shares to significantly decline or be worthless” from your 20-F for the fiscal year ended June 30, 2023 that was presented in your 20-F for the fiscal year ended June 30, 2022. It does not appear that there have been changes in the regulatory environment in the PRC during this time warranting revised disclosure to mitigate the challenges you face and related disclosures. Please tell us the reason for this change or revise your disclosure in future filings to include this risk factor.

RESPONSE: In response to the Staff’s comment, the Company undertakes to include the following disclosure in its future Form 20-F filings, subject to such updates and adjustments to be made in connection with any material developments of the subject matter being disclosed.

“The Chinese government exerts substantial influence over the manner in which we must conduct our business, and may intervene or influence our operations at any time, which could result in a material change in our operations, significantly limit or completely hinder our ability to offer securities overseas, and cause the value of the ordinary shares to significantly decline or be worthless.

The Chinese government has exercised and continues to exercise substantial influence over the Chinese economy through regulation and state ownership. Our ability to operate in China may be adversely affected by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure compliance with such regulations or interpretations. Accordingly, government actions in the future, including those that affect the economic policies in China, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest any interest we then hold in Chinese properties.

As such, our business is subject to various government and regulatory control. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any non-compliance incidents. Our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry, which could result in a material change in our operation and the value of the ordinary shares.

Furthermore, recent statements by the Chinese government indicates an intent to exert more oversight and control over offerings that are conducted overseas. See “—Recent regulatory development in China may result in the PRC government exerting more oversight and control over listing and offerings that are conducted overseas. The approval of the CSRC may be required in connection with our capital raising activities, and, if required, we cannot assure you that we will be able to obtain such approval.” Furthermore, the PRC government authorities may further strengthen oversight and control over our operations in China, or offerings that are conducted overseas and/or foreign investment. Any such action may adversely affect our operations and significantly limit or completely hinder our ability to offer securities overseas, and cause the value of the ordinary shares to significantly decline or be worthless.”

Furthermore, the Company undertakes to include cross-references to the more detailed discussion of the risk factor discussed above in the subsection of Summary Risk Factors in Item 3. Key Information — D. Risk Factors.

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned or the Company’s U.S. counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation, at 86-10-6529-8312 or keli@wsgr.com

Very truly yours,

Baijiayun Group Ltd

By:	/s/ Fangfei Liu
Name:	Fangfei Liu
Title:	Chief Financial Officer

cc:

Yi Ma, Chief Executive Officer, Baijiayun Group Ltd

Dan Ouyang, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation

K. Ronnie Li, Esq. Wilson Sonsini Goodrich & Rosati, Professional Corporation